FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2012
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the
Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”,
“positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

·  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

·  the impact on the business of the global economic downturn;

·  unanticipated production disruptions (including as a result of planned or unexpected power outages);

·  changes in environmental, tax and other laws and regulations;

·  adverse changes in the markets for the Group's products;

·  consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

·  adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

·  the impact of restructurings, cost-reduction programmes, investments, acquisitions and dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or  with integrating acquisitions and achieving expected savings and synergies; and

· currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-
looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

2nd
Quarter results for
the half-year ended
March 2012

Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and chemical cellulose
products and related services and
innovations.
Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and chemical cellulose.
Our chemical cellulose products are
used worldwide by converters to
create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.
The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
2nd quarter results
* for the period ended March 2012
** as at March 2012
54%
Sales by source*
North America
Europe
Southern Africa
24%
22%
54%
24%
22%
14%
7%
7%
7%
Sales by product group*
Specialities                  7%
Commodity paper       7%
Pulp
Other
1%
64%
Coated fine paper     64%
Uncoated Paper          7%

1%
14%
62%
38%
Net operating assets**
Southern Africa
Fine paper
38%
62%
13%
46%
Sales by destination*
Asia and other
North America
Europe
Southern Africa
14%
27%
27%
46%
13%
14%
This cover picture is a photograph of a stylised transverse cross-section of Eucalyptus wood.
The large circles are vessels which transport water up and down the tree and the smaller circles are the fibres which we use to make paper and chemical cellulose.
Fibres are separated in the pulping process through the softening and removal of lignin which acts as a glue between the fibres in the wood. In papermaking, fibres are re-formed to form a flat, strong and uniform surface for printing and writing.
Photograph taken by Dr Valerie Grzekowiak

sappi
2nd quarter results
Financial summary for the quarter
·
Profit for the period US$58 million (Q2 2011 loss US$74 million)
·
EPS 11 US cents (Q2 2011 loss per share 14 US cents)
·
Net cash generated US$91 million (Q2 2011 US$100 million)
·
Net debt US$2,133 million, down US$42 million from Q1 2012
·
Cost savings led to improved performance in European business
·
Southern African chemical cellulose business continues strong performance
Quarter ended
Half-year ended
Mar 2012       Mar 2011     Dec 2011    Mar 2012       Mar 2011*
Key figures: (US$ million)
Sales
1,633
1,824            1,585
3,218
3,697
Operating profit (loss)
120
(1)             107
227
120
Special items – losses (gains)
(1)
5
128                 (7)
(2)
144
Operating profit excluding special items
(2)
125
127                100
225
264
EBITDA excluding special items
(3)
217
228                194
411
474
Basic earnings (loss) per share
(US cents)
11
(14)                  9
20
(7)
Net debt
(4)
2,133
2,370             2,175
2,133
2,370
Key ratios: (%)
Operating profit (loss) to sales
7.4
(0.1)               6.8
7.1
3.3
Operating profit excluding special items
to sales
7.7
7.0                6.3
7.0
7.1
Operating profit excluding special items
to capital employed (ROCE)
13.4
11.6              11.0
12.2
12.5
EBITDA excluding special items to sales
13.3
12.5              12.2
12.8
12.8
Return on average equity (ROE)
(5)
14.7
(14.9)            12.0
13.2
(3.8)
Net debt to total capitalisation
(5)
56.5
54.8              58.9
56.5
54.8
Net asset value per share (US cents)
315
375               291
315
375
* The half-year ended Mar 2011 consisted of 27 weeks whereas the half-year ended Mar 2012 consisted of 26 weeks.
(1) Refer to page 16 for details on special items.
(2) Refer to page 16, note 10 to the group results for the reconciliation of operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period.
(3) Refer to page 16, note 10 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period.
(4) Refer to page 18, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(5) Refer to page 17, supplemental information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter
The improving trend in operating performance continued in the quarter, with the European and
North American businesses in particular showing good improvement. The group achieved a profit for the period of US$58 million (Q2 2011 loss of US$74 million) and EPS of 11 US cents (Q2 2011 loss 14 US cents) in the second quarter of the 2012 financial year.
Market conditions for coated paper have been weaker than in the equivalent period last year.
Despite this, our operating rates remained good in both Europe and North America. Variable costs and fixed costs are generally lower, particularly in Europe, enabling margins to be maintained or widened.
The Southern African chemical cellulose business continues to perform strongly, driven by strong sales volumes. Despite prices being lower than in the prior quarter and in the equivalent quarter last year, the business generated an EBITDA margin of approximately 30%.
Pulp prices, which had been weakening since July 2011, stopped declining midway through the quarter, and have since been gradually increasing. This increase in pulp prices benefits our
Southern African and North American businesses as they are net sellers of pulp, but has a negative effect on the input costs of our European business.
Operating profit excluding special items of US$125 million for the quarter was similar to that of the equivalent quarter in the prior year, and a significant improvement compared to the quarter ended
December 2011. The sequential improvement was driven mainly by the improved performance from the European and North American businesses.
Special items for the quarter were a charge of US$5 million, largely comprising a plantation price fair value loss.
Finance costs for the quarter of US$51 million were significantly lower than the US$68 million incurred in the equivalent quarter last year. The equivalent quarter included breakage fees incurred as a result of the refinancing that we concluded during the 2011 financial year. In addition, the
2011 refinancing and the repayment of debt with cash on hand led to a decrease in interest costs for the quarter.

sappi
2nd quarter results
Cash flow and debt
Cash generated from operations was US$214 million for the quarter and net cash generated was
US$91 million.
Capital expenditure for the quarter was US$60 million and for the full year is expected to be approximately US$450 million including the investments in the announced chemical cellulose projects.
Net debt reduced to US$2,133 million as a result of cash generation during the quarter offset by currency and fair value movements.
After the end of the quarter, a three year South African bond of R750 million (US$98 million) was raised. The floating rate interest was swapped for a fixed interest rate of approximately 7.8% for the life of the bond. The proceeds of this bond will be used to redeem a 12.1% R500  million
(US$65 million) South African bond due at the end of June, and to reduce other debt.
Operating Review – Quarter ended March 2012 compared with quarter ended March 2011
NOTE: In order to provide greater context to the performance of our regional businesses, the tables below summarise the regional results in local currency. Note 10 discloses the results in US Dollars.
Sappi Fine Paper
Quarter               Quarter          Quarter           Quarter             Quarter
ended                ended             ended              ended               ended
Mar 2012
Dec 2011       Sept 2011
Jun 2011
Mar 2011
US$ million        US$ million      US$ million       US$ million         US$ million
Sales
1,232
1,198               1,337               1,350                 1,389
Operating profit excluding
special items
73
39                    39                    30                      71
Operating profit excluding
special items to sales (%)
5.9
3.3                   2.9                  2.2                      5.1
EBITDA excluding special
items
139
110 115 107 144
EBITDA excluding special
items to sales (%)
11.3
9.2                   8.6                 7.9                     10.4
RONOA pa (%)
10.3
5.6                   5.3                 3.9                       9.1
The coated paper business in both North America and Europe saw declines in demand compared to the equivalent quarter in the prior year. The overall performance improved compared to the prior quarter as a result of lower costs and an improved operating performance in the North American business, as well as the cost savings achieved in the European business.

Europe
Quarter            Quarter          Quarter           Quarter             Quarter
ended              ended             ended             ended                ended
Mar 2012
Dec 2011       Sept 2011
Jun 2011
Mar 2011
€ million
€ million
€ million
€ million
€ million
Sales
672
628                 666                  679                     738
Operating profit (loss)
excluding special items
37
22                     3                   (2)
23
Operating profit (loss)
excluding special items
to sales (%)
5.5
3.5                   0.5                (0.3)                     3.1
EBITDA excluding special
items
73
60                    44                   38                      63
EBITDA excluding special
items to sales (%)
10.9
9.6                   6.6                  5.6                     8.5
RONOA pa (%)
10.2
6.1                   0.8                (0.5)                    5.8
Despite subdued market conditions, the European business experienced a further improvement in operating performance during the quarter as a result of the fixed and variable cost reduction actions and lower pulp prices compared to the equivalent quarter in the prior year. We remain on track to meet our cost reduction target of US$100 million on an annual basis for the year.
Operating rates improved in the quarter despite a slowdown in European demand, helped by a recovery in export sales. Prices realised for coated woodfree paper were 3.6% lower than the equivalent quarter last year and 1.6% higher for coated mechanical paper. The coated specialities business continues to perform well, with an increase in volumes and prices compared to the equivalent quarter in the prior year.
The European business continues to generate strong cash flows, generating a significant portion of the group’s net cash.

sappi
2nd quarter results
North America
Quarter           Quarter            Quarter            Quarter              Quarter
ended              ended              ended              ended                ended
Mar 2012
Dec 2011       Sept 2011
Jun 2011
Mar 2011
US$ million       US$ million      US$ million        US$ million         US$ million
Sales
349
352 395 371 372
Operating profit excluding
special items
24
10                   34                    32                     40
Operating profit excluding
special items to sales (%)
6.9
2.8 8.6 8.6 10.8
EBITDA excluding special
items
43
29                  53                      50                    58
EBITDA excluding special
items to sales (%)
12.3
8.2               13.4                   13.5                  15.6
RONOA pa (%)
10.4
4.4               14.9                   13.7                  17.0
The performance of the North American business improved, following the scheduled maintenance outages and unplanned pulp production issues at Somerset Mill in the last quarter and which were resolved in the first half of this quarter.
The coated paper business achieved good EBITDA margins for the quarter. Sales volumes however were lower than the equivalent quarter last year. Average prices for coated paper were stable year-on-year, and price increases for coated woodfree paper have been announced for implementation in June.
The casting release business saw a slight improvement in sales volumes and prices compared to the prior quarter and the market continues to improve, particularly in China. Volumes in this business remain below those of the equivalent quarter in the prior year with prices at similar levels.

Sappi Southern Africa
Quarter            Quarter             Quarter           Quarter              Quarter
ended              ended               ended             ended                 ended
Mar 2012
Dec 2011          Sept 2011
Jun 2011
Mar 2011
ZAR million       ZAR million        ZAR million     ZAR million          ZAR million
Sales
3,113
3,131                 3,217             3,068                  3,023
Operating profit excluding
special items
409
494                  296                 172                     368
Operating profit excluding
special items to sales (%)
13.1
15.8                   9.2                  5.6
12.2
EBITDA excluding special
items
604
680                  482                 355                     563
EBITDA excluding special
items to sales (%)
19.4
21.7
15.0                11.6                   18.6
RONOA pa (%)
12.2
15.1                   8.9                  4.9                   10.5
The Southern African chemical cellulose business continued its strong performance in the quarter generating R385 million in EBITDA and an EBITDA margin of approximately 30%. Sales volumes increased over the prior quarter while sales prices, which are generally linked to NBSK prices, declined in Rand terms over the period as a result of a stronger Rand/US Dollar exchange rate and a lower average NBSK US Dollar price. NBSK prices in dollar terms have been increasing since March.
The Southern African paper business experienced a mixed quarter, with graphic paper demand generally good, but with packaging demand constrained by competition from imports. The restructuring announced last year proceeded as planned during the quarter, including the closure of the pulp mill at Enstra Mill, the kraft pulp mill at Tugela Mill and a 10,000-ton kraft paper machine at Tugela Mill. The benefits of these actions should start to materialise from the third quarter.

sappi
2nd quarter results
Directorate
We announced during the quarter that Mr Steve Binnie will join Sappi as Chief Financial Officer
Designate on 09 July 2012. Mr Binnie will become Chief Financial Officer and an Executive Director of the company on 01 September 2012, following Mr Mark Thompson’s retirement at the end of
August 2012 as Chief Financial Officer and as an Executive Director.
Outlook
We expect demand for our coated paper to remain challenging compared to last year, but for most major input costs to remain below the levels seen a year ago. The European and South African businesses will benefit from the restructuring actions taken in these regions.
The Southern African chemical cellulose business is expected to continue to perform well. The conversion projects at Ngodwana and Cloquet mills are on track for start-up in our third financial quarter of 2013. We have received good support from a range of customers for the future increase in production volumes.
Our third financial quarter is historically and seasonally the weakest quarter, and will be further impacted, as it was last year, by planned annual maintenance shuts at a number of our major pulp mills. These shuts will result in an increase in maintenance costs and lost contribution from reduced output and sales. We expect our operating profit excluding special items for the third financial quarter to be in line with the equivalent quarter last year.
For the full year we expect operating profit excluding special items to be in line with the previous financial year, and for the group to generate positive earnings per share.
We expect positive cash generation for the balance of the year, leading to a further reduction in net debt. We will consider refinancing our higher cost debt, including the bonds due in 2014, when market conditions are favourable and it makes economic sense to do so.
On behalf of the board
R J Boëttger M R Thompson
Director Director 10 May 2012
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words ‘believe’, ‘anticipate’, ‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’,
‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.
You  should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
• the impact on our business of the global economic downturn;
•      unanticipated production disruptions (including as a result of planned or unexpected power outages);
• changes in environmental, tax and other laws and regulations;
• adverse changes in the markets for our products;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•      the impact of restructurings, cost-reduction programmes, investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and
•      currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

sappi
2nd quarter results
Condensed group income statement
Reviewed       Reviewed
Quarter            Quarter
Half-year         Half-year
ended              ended               ended              ended
Mar 2012          Mar 2011         Mar 2012          Mar 2011
Note
US$ million          US$million
US$ million        US$million
Sales
1,633
1,824
3,218
3,697
Cost of sales
1,408
1,596
2,785
3,233
Gross profit
225
228
433
464
Selling, general and administrative expenses
107
109
212
221
Other operating (income) expenses
(2)
122
(6)
127
Share of profit from associates and
joint ventures
–
(2)
–
(4)
Operating profit (loss)                                       2
120
(1)
227
120
Net finance costs
51
68
105
139
Net interest
55
77
111
155
Finance cost capitalised
(2)
–
(2)
–
Net foreign exchange gains
(1)
(3)
(2)
(7)
Net fair value gains on financial
instruments
(1)
(6)
(2)
(9)
Profit (loss) before taxation
69
(69)
122
(19)
Taxation
11
5
19
18
Current
6
2
5
4
Deferred
5
3
14
14
Profit (loss) for the period
58
(74)
103
(37)
Basic earnings (loss) per share
(US cents)
11
(14)
20
(7)
Weighted average number of shares in
issue (millions)
520.8
519.7
520.7
519.6
Diluted basic earnings (loss) per share
(US cents)
11
(14)
20
(7)
Weighted average number of shares on
fully diluted basis (millions)
525.0
519.7
524.7
519.6
Condensed group statement of comprehensive income
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended             ended
ended
Mar 2012
Mar 2011
Mar 2012         Mar 2011
US$ million
US$ million
US$ million
US$ million
Profit (loss) for the period
58
(74)
103
(37)
Other comprehensive income (loss),
net of tax
64
5
53
83
Exchange differences on translation of
foreign operations
58
(13)
60
69
Movements in hedging reserves
5
18
(9)
15
Deferred tax effect of above items
1
–
2
(1)
Total comprehensive income (loss) for
the period
122
(69)
156
46

Condensed group balance sheet
Reviewed      Reviewed
Mar 2012      Sept 2011
US$ million      US$million
ASSETS
Non-current assets
4,103
4,085
Property, plant and equipment
3,224
3,235
Plantations
613
580
Deferred taxation
45
45
Other non-current assets
221
225
Current assets
2,044
2,223
Inventories
826
750
Trade and other receivables
753
834
Cash and cash equivalents
453
639
Assets held for sale
12
–
Total assets
6,147
6,308
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,642
1,478
Non-current liabilities
3,140
3,178
Interest-bearing borrowings
2,220
2,289
Deferred taxation
363
336
Other non-current liabilities
557
553
Current liabilities
1,365
1,652
Interest-bearing borrowings
366
449
Bank overdraft
–
1
Other current liabilities
984
1,182
Taxation payable
15
20
Total equity and liabilities
6,147
6,308
Number of shares in issue at balance sheet date (millions)
520.8
520.5

sappi
2nd quarter results
Condensed group statement of cash flows
Reviewed         Reviewed
Quarter              Quarter
Half-year          Half-year
ended                ended              ended             ended
Mar 2012             Mar 2011        Mar 2012         Mar 2011
US$ million           US$million
US$ million        US$million
Profit (loss) for the period
58
(74)
103
(37)
Adjustment for:
Depreciation, fellings and amortisation
112
122
225
253
Taxation
11
5
19
18
Net finance costs
51
68
105
139
Defined post-employment benefits
(12)
(19)
(23)
(33)
Plantation fair value adjustments
(15)
(13)
(39)
(23)
Asset impairments
–
69
–
69
Net restructuring provisions
1
63
1
66
Black economic empowerment charge
1
1
2
2
Other non-cash items
7
–
16
13
Cash generated from operations
214
222
409
467
Movement in working capital
(24)
17
(190)
(318)
Net finance costs paid
(37)
(91)
(101)
(154)
Taxation paid
(5)
(12)
(10)
(14)
Cash retained from (utilised in)
operating activities
148
136
108
(19)
Cash utilised in investing activities
(57)
(36)
(128)
(77)
Net cash generated (utilised)
91
100
(20)
(96)
Cash effects of financing activities
(57)
(159)
(174)
(174)
Net movement in cash and
cash equivalents
34
(59)
(194)
(270)
Condensed group statement of changes in equity
Reviewed        Reviewed
Half-year          Half-year
ended             ended
Mar 2012          Mar 2011
US$ million        US$million
Balance – beginning of period
1,478
1,896
Total comprehensive income for the period
156
46
Transfers from the share purchase trust
2
1
Transfers of vested share options
(2)
–
Share-based payment reserve
8
8
Balance – end of period
1,642
1,951

Notes to the condensed group results
1.    Basis of preparation
The condensed consolidated interim financial results for the six months ended March 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board,
AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2011.
The half-year ended March 2012 consisted of 26 weeks compared to the fiscal half-year ended
March 2011 which consisted of 27 weeks.
The preparation of this condensed consolidated financial information was supervised by the Chief
Financial Officer, M R Thompson CA (SA).
The interim results for the half-year ended March 2012 as set out on pages 09 to 16 have been reviewed in accordance with the International Standard on Review Engagements 2410 by the
group’s auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered office.
Reviewed      Reviewed
Quarter              Quarter
Half-year       Half-year
ended                ended              ended            ended
Mar 2012            Mar 2011         Mar 2012        Mar 2011
US$ million         US$ million
US$ million      US$ million
2.    Operating profit (loss)
Included in operating profit (loss) are the
following non-cash items:
Depreciation and amortisation
92
101
186
210
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
20
21
39
43
Growth
(22)
(16)
(43)
(37)
(2)
5
(4)
6
Plantation price fair value
adjustment
7
3
4
14
5
8
–
20
Included in other operating (income)
expenses are the following:
Asset impairments
–
69
–
69
Profit on disposal of property,
plant and equipment
(4)
–
(9)
–
Net restructuring provisions
1
63
1
66
Black Economic Empowerment
charge
1
1
2
2

sappi
2nd quarter results
Reviewed         Reviewed
Quarter               Quarter
Half-year          Half-year
ended                 ended             ended              ended
Mar 2012             Mar 2011        Mar 2012          Mar 2011
US$ million          US$ million
US$ million        US$ million
3.     Headline earnings (loss) per share
Headline earnings (loss) per share
(US cents)
10
(2)
18
5
Weighted average number of shares
in issue (millions)
520.8
519.7
520.7
519.6
Diluted headline earnings (loss) per share
(US cents)
10
(2)
18
5
Weighted average number of shares on
fully diluted basis (millions)
525.0
519.7
524.7
519.6
Calculation of headline earnings (loss)
Profit (loss) for the period
58
(74)
103
(37)
Asset impairments
–
69
–
69
Profit on disposal of property, plant
and equipment
(4)
–
(9)
–
Tax effect of above items
–
(5)
–
(5)
Headline earnings (loss)
54
(10)
94
27
4.    Capital expenditure
Property, plant and equipment
60
47
136
92
Reviewed         Reviewed
Mar 2012          Sept 2011
US$ million        US$ million
5.     Capital commitments
Contracted
213
61
Approved but not contracted
449
416
662
477
The increase is primarily due to the announced conversion of the Cloquet Mill in North America to produce chemical cellulose.
6.     Contingent liabilities
Guarantees and suretyships
37
33
Other contingent liabilities
8
15
45
48
7.     Material balance sheet movements
Cash and cash equivalents, interest-bearing borrowings and other current liabilities
The group repaid US$174 million of debt from cash resources including the ZAR 10.64% fixed rate public bonds in Southern Africa of US$130 million (ZAR1,000 million) and US$20 million of the on-
balance sheet securitisation debt.
In addition, other current liabilities were reduced by payments of restructuring and accruals.

8.     Assets held for sale
Sappi has initiated a plan to sell certain land and buildings within our Sappi Fine Paper European operations.
9.     Post balance sheet events
In April 2012, Sappi Southern Africa (Pty) Ltd issued a three-year ZAR750 million (US$98 million)
floating rate bond (‘SSA02’) at a 144 basis points spread over the government reference rate. The floating rate of the new bond was swapped into a fixed rate of 7.78%.
The proceeds of the bond will partly be used to refinance the ZAR500 million (US$65 million) bond
(‘SMF3’) maturing on 29 June 2012.
10.  Segment information
Quarter             Quarter
Half-year         Half-year
ended               ended               ended             ended
Mar 2012           Mar 2011          Mar 2012         Mar 2011
Metric tons       Metric tons
Metric tons      Metric tons
(000’s)            (000’s)              (000’s)            (000’s)
Sales volume
Fine Paper –
North America
341
349
680
713
Europe
919
982
1,768
1,994
Total
1,260
1,331
2,448
2,707
Southern Africa – Pulp and paper
418
414
818
866
Forestry
295
242
536
436
Total
1,973
1,987
3,802
4,009
Reviewed          Reviewed
Quarter             Quarter
Half-year          Half-year
ended               ended              ended              ended
Mar 2012            Mar 2011        Mar 2012          Mar 2011
US$ million         US$ million
US$ million       US$ million
Sales
Fine Paper –
North America
349
372
701
754
Europe
883
1,017
1,729
2,044
Total
1,232
1,389
2,430
2,798
Southern Africa – Pulp and paper
379
414
747
861
Forestry
22
21
41
38
Total
1,633
1,824
3,218
3,697
Operating profit (loss) excluding
special items
Fine Paper –
North America
24
40
34
63
Europe
49
31
78
65
Total
73
71
112
128
Southern Africa
53
53
114
132
Unallocated and eliminations
(1)
(1)
3
(1)
4
Total
125
127
225
264

sappi
2nd quarter results
Reviewed      Reviewed
Quarter             Quarter
Half-year       Half-year
ended               ended                ended            ended
Mar 2012          Mar 2011          Mar 2012        Mar 2011
US$ million        US$ million
US$ million     US$ million
Special items – losses (gains)
Fine Paper –
North America
–
(1)
–
(1)
Europe
(4)
114
(9)
114
Total
(4)
113
(9)
113
Southern Africa
9
14
7
27
Unallocated and eliminations
(1)
–
1
–
4
Total
5
128
(2)
144
Segment operating profit (loss)
Fine Paper –
North America
24
41
34
64
Europe
53
(83)
87
(49)
Total
77
(42)
121
15
Southern Africa
44
39
107
105
Unallocated and eliminations
(1)
(1)
2
(1)
–
Total
120
(1)
227
120
EBITDA excluding special items
Fine Paper –
North America
43
58
72
100
Europe
96
86
177
181
Total
139
144
249
281
Southern Africa
78
81
162
189
Unallocated and eliminations
(1)
–
3
–
4
Total
217
228
411
474
Segment assets
Fine Paper –
North America
946
956
946
956
Europe
1,901
2,120
1,901
2,120
Total
2,847
3,076
2,847
3,076
Southern Africa
1,751
2,092
1,751
2,092
Unallocated and eliminations
(1)
52
70
52
70
Total
4,650
5,238
4,650
5,238
(1) Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period
Special items cover those items which management believe are material by nature or amount to operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-
recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Reviewed       Reviewed
Quarter              Quarter
Half-year       Half-year
ended               ended               ended            ended
Mar 2012            Mar 2011         Mar 2012        Mar 2011
US$ million         US$ million
US$ million      US$ million
EBITDA excluding special items
217
228
411
474
Depreciation and amortisation
(92)
(101)
(186)
(210)
Operating profit excluding special items
125
127
225
264
Special items – (losses) gains
(5)
(128)
2
(144)
Plantation price fair value adjustment
(7)
(3)
(4)
(14)
Net restructuring provisions
(1)
(63)
(1)
(66)
profit on disposal of property, plant
and equipment
4
–
9
–
Asset impairments
–
(69)
–
(69)
Black Economic Empowerment charge
(1)
(1)
(2)
(2)
Insurance recoveries
–
11
–
11
Fire, flood, storm and related events
–
(3)
–
(4)
Segment operating profit (loss)
120
(1)
227
120
Net finance costs
(51)
(68)
(105)
(139)
Profit (loss) before taxation
69
(69)
122
(19)
Taxation
(11)
(5)
(19)
(18)
Profit (loss) for the period
58
(74)
103
(37)
Reconciliation of segment assets
to total assets
Segment assets
4,650
5,238
4,650
5,238
Deferred taxation
45
57
45
57
Cash and cash equivalents
453
567
453
567
Other current liabilities
984
1,166
984
1,166
Taxation payable
15
35
15
35
Total assets
6,147
7,063
6,147
7,063

sappi
2nd quarter results
Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–    it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry

Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter              Quarter
Half-year        Half-year
ended                ended             ended             ended
Mar 2012            Mar 2011        Mar 2012         Mar 2011
Key figures: (ZAR million)
Sales
12,658
12,761
25,498
25,685
Operating profit (loss)
930
(7)
1,799
834
Special items – losses (gains)
(1)
39
896
(16)
1,000
Operating profit excluding special items
(1)
969
889
1,783
1,834
EBITDA excluding special items
(1)
1,682
1,595
3,257
3,293
Basic earnings (loss) per share (SA cents)
85
(98)
158
(49)
Net debt
(1)
16,365
15,874
16,365
15,874
Key ratios: (%)
Operating profit (loss) to sales
7.3
(0.1)
7.1
3.2
Operating profit excluding special items
to sales
7.7
7.0
7.0
7.1
Operating profit excluding special items
to capital employed (ROCE)
(1)
13.2
12.2
12.3
12.7
EBITDA excluding special items to sales
13.3
12.5
12.8
12.8
Return on average equity (ROE)
14.5
(15.7)
13.3
(3.9)
Net debt to total capitalisation
(1)
56.5
54.8
56.5
54.8
(1) Refer to page 17, Supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Mar 2012         Sept 2011
US$ million       US$ million
Interest-bearing borrowings
2,586
2,739
Non-current interest-bearing borrowings
2,220
2,289
Current interest-bearing borrowings
366
449
Bank overdraft
–
1
Cash and cash equivalents
(453)
(639)
Net debt
2,133
2,100
Exchange rates
Mar              Dec                Sept                Jun
Mar
2012              2011               2011             2011
2011
  Exchange rates:
Period end rate: US$1 = ZAR
7.6725
8.0862            8.0963           6.7300
6.6978
Average rate for the Quarter: US$1 = ZAR
7.7511
8.0915            7.1501           6.7890
6.9963
Average rate for the YTD: US$1 = ZAR
7.9237
8.0915            6.9578           6.8941
6.9476
Period end rate: €1 = US$
1.3344
1.2948            1.3386           1.4525
1.4231
Average rate for the Quarter: €1 = US$
1.3116
1.3482            1.4126           1.4398
1.3702
Average rate for the YTD: €1 = US$
1.3299
1.3482            1.3947           1.3890
1.3645

sappi
2nd quarter results
Sappi ordinary shares (JSE: SAP)
US Dollar share price conversion
ZAR
30
Jun
08
31
Mar
08
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
17
Apr
12
0
10
20
30
40
50
60
70
80
USD
30
Jun
08
31
Mar
08
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
17
Apr
12
0
2
4
6
8
10

Notes:

sappi
2nd quarter results
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange
© Sappi Corporate Communications 2012

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2012
SAPPI LIMITED,
Name: M. R. Thompson
Title:   Chief Financial Officer
M. R. Thompson
By:      /s/